FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Co[...] for purposes of [...] Some of the req[...] disclosed to any[...] may contact the [...]al information required under this form is collected on behalf of and used by the securities regulatory authorities set out below [...]s of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. [...]curities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be [...]latory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you [...] which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02028816

SUPPL

PROCESSED MAY 14 2002 THOMSON FINANCIAL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PALLAUM MINERALS LTD.

12g 82-2301

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 29 04 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FORD

GIVEN NAMES: STANLEY R.

NO. STREET: 1000 - 355 BURRARD STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6C2G8

BUSINESS TELEPHONE NUMBER: 604 - 681 - 5257

BUSINESS FAX NUMBER: 604 - 681 - 0384

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	118600	30 04 02	51		52000	.15		66600	2	INTL ROYALTIES
WARRANTS	1709000							1709000	1	
WARRANTS	50000							50000	2	INTL ROYALTIES
COMMON	1457686							1457686	1	
COMMON	67438	26 04 02	10		20000	.16		47438	2	INTL ROYALTIES
		30 04 02	10		30000	.15		17438	2	"
		30 04 02	51	52000		.15		69438	2	"

BOX 6. REMARKS

I own 100% of International Royalties.

dlw 5/8

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): STAN FORD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 05 02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

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